[Letterhead of Goldman, Sachs & Co.]
November 12, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	rue21, inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-161850)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the proposed public offering of up to 7,780,252 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m. eastern time on November 12, 2009, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 2, 2009, through the date hereof:
     Preliminary Prospectus dated November 2, 2009:
     7,478 total copies distributed between November 2, 2009 and November 10, 2009:
•	5,641 to 4 prospective underwriters
•	1698 to 1698 institutional investors
•	130 to 2 prospective dealers
•	0 to 0 individuals
•	9 to 3 rating agencies
•	0 to 0 others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES INC. As Representatives of the several Underwriters
By:	Goldman, Sachs & Co.
By: /s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)